The Company is a fully integrated power company in Argentina that participates in the electricity, oil and gas value chains.

Through our own activities, subsidiaries and shareholdings in joint ventures and based on the business nature, customer portfolio and risks involved, we were able to identify the following reportable business segments:

•	Generation, consisting of our direct and indirect interests in HINISA, HIDISA, Greenwind, CTB, TMB, TJSM and through our own electricity generation activities through thermal plants Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba and Ecoenergía, Pilar, I. White, the Pichi Picun Leufu hydroelectric complex and Pampa Energía I and II wind farms;

•	Oil and Gas, consisting of our own interests in oil and gas areas and through our direct interests in Comercializadora e Inversora S.A.;

•	Petrochemicals, comprised of our own styrene operations and the catalytic reformer plant operations conducted in Argentine plants;

•	Holding and Other Business, principally consisting of our interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high-voltage electricity transmission nationwide and over gas transportation in the south of the country, respectively, our interest in associates OCP and Refinor, holding activities and financial investment transactions; and

•	Distribution of Energy, consisting of our direct interest in Edenor until June 30, 2021. As a result of the sale of our controlling interest in Edenor, related results of operations were classified within discontinued operations (see Item 4. “Relevant Events—Sale of Controlling Stake in Edenor” in the 2021 20-F).

The Company manages its operating segments based on its individual net profit.

Three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021

Generation Segment

	Generation
	March 31, 2022	March 31, 20221	Variation	%
Revenue	166	161	5	3%
Cost of sales	(84)	(79)	(5)	6%
Gross profit	82	82	-	-

Selling expenses	(1)	-	(1)	(100%)
Administrative expenses	(9)	(7)	(2)	29%
Other operating income and expenses, net	3	5	(2)	(40%)
Share of profit from joint ventures	22	11	11	100%
Operating income	97	91	6	7%

Finance income	1	1	-	-
Finance costs	(13)	(12)	(1)	8%
Other financial results	9	(17)	26	(153%)
Financial results, net	(3)	(28)	25	(89%)
Profit before income tax	94	63	31	49%

Income tax	4	(16)	20	(125%)
Profit of the period	98	47	51	109%

Owners of the company	97	47	50	106%
Non - controlling interest	1	-	1	100%

Revenue

Revenue from our generation segment increased 3%, to US$166 million in the three-month period ended March 31, 2022, compared to US$161 million in the previous three-month period. This variation is mainly explained by the increase in the spot energy prices pursuant to SE Resolutions Nos.440/20, 1037/2021 and 238/2022, and higher volumes and prices sold under Energía Plus due to a rise in demand. These effects were partially offset by the maturity of wholesale power purchase agreement (“PPAs”) at CTLL’s vapor turbine and CTP, remunerated as spot energy since November 1 and July 15, 2021, respectively.

Power generation during the three-month period ended March 31, 2022 increased by 7% (288 GWh) compared to the three-month period ended March 31, 2021, due to thermal units’ higher dispatch.

The following table shows net power generation and sales (in GWh) for our power generation plants:

	For the three-month period ended
	March 31, 2022		March 31, 2021
in GWh	Net generation (In GWh)	Installed capacity (In Mw)	Net generation (In GWh)	Installed capacity (In Mw)
Hydroelectric	372	938	384	938
Wind	126	106	113	106
Thermal	4,032	4,259	3,745	3,244
Total	4,530	4,303	4,242	4,288

Cost of Sales

Cost of sales increased by 6%, to US$84 million for the three-month period ended March 31, 2022, compared to US$79 million for the three-month period ended March 31, 2021, primarily due to an increase in salaries expenses, which surpassed the Argentine Peso (“AR$”) devaluation and expenses for seasonal maintenance works and repairs.

Gross Profit

Gross profit from our generation segment did not vary, amounting to US$82 million for both three-month periods ended March 31, 2022 and 2021.

Moreover, in the three-month period ended March 31, 2022, the gross margin in relation to sales decreased to 49%, compared to 51% for the three-month period ended March 31, 2021.

Selling Expenses

Selling expenses from our generation segment amounted to US$ 1 million for the three-month period ended March 31, 2022, while no charges were recorded for the three-month period ended March 31, 2021.

Administrative Expenses

Administrative expenses from our generation segment amounted to US$9 million for the three-month period ended March 31, 2022, compared to US$7 million for the three-month period ended March 31, 2021, mainly explained by higher AR$ denominated expenses above the AR$ devaluation.

Other Operating Income and Expenses Net

Other operating income and expenses, net from our generation segment decreased to a US$3 million gain for the three-month period ended March 31, 2022, compared to a US$5 million gain for the three-month period ended March 31, 2021. This variation is mainly due to lower commercial interest due to lower collection delays received from CAMMESA.

Share of profit from joint ventures

The profit from joint ventures from our generation segment increased to US$22 million for the three-month period ended March 31, 2022, a 100% increase compared to the US$11 million registered for the three-month period ended March 31, 2021. This increase is mainly explained by higher profits in CTB in the three-month period ended March 31, 2022.

Operating Income

Operating income from our generation segment increased by US$6 million (an increase of 7%), recording a gain of US$97 million for the three-month period ended March 31, 2022, compared to a gain of US$91 million for the three-month period ended March 31, 2021. This variation is mainly attributable to: (i) higher share of profit from joint ventures, and (ii) higher revenues from the increase in the spot energy prices and also in volume demanded and prices under Energy Plus. These effects were partially offset by the maturity of PPAs, higher AR$-nominated expenses above the AR$ devaluation rate, and lower commercial interest.

The operating margin in relation to sales for the three-month period ended March 31, 2022, increased to 58% compared to a 57% operating margin for the three-month period ended March 31, 2021.

Financial Results, net

Financial results, net, amounted to a US$3 million loss for the three-month period ended March 31, 2022, compared to a US$28 million loss for the three-month period ended March 31, 2021. This variation is mainly due to higher gains from changes in the fair value of financial instruments (US$21 million) and lower losses from exchange differences, net (US$5 million).

Income Tax

The generation segment recorded an income tax benefit of US$4 million for the three-month period ended March 31, 2022, compared to a charge of US$16 million for the three-month period ended Mach 31, 2021. The variation is mainly due to the adjustment for inflation effect on the income tax determination, which was partially offset by a higher income before taxes.

Total Profit

The generation segment recorded a US$98 million profit for the three-month period ended March 31, 2022, US$97 million attributable to the owners of the Company, compared to a US$47 million profit for the three-month period ended March 31, 2021, which were entirely attributable to the owners of the Company.

Oil and Gas Segment

	Oil and Gas
	March 31, 2022	March 31, 2021	Variation	%
Revenue	137	79	58	73%
Cost of sales	(72)	(52)	(20)	38%
Gross profit	65	27	38	141%

Selling expenses	(14)	(4)	(10)	250%
Administrative expenses	(14)	(10)	(4)	40%
Other operating income and expenses, net	(8)	(12)	4	(33%)
Impairment of financial assets	-	(1)	1	(100%)
Operating income	29	-	29	100%

Finance income	1	1	-	-
Finance costs	(24)	(32)	8	(25%)
Other financial results	(12)	(21)	9	(43%)
Financial results, net	(35)	(52)	17	(33%)
Loss before income tax	(6)	(52)	46	(88%)

Income tax	2	17	(15)	(88%)
Loss of the period	(4)	(35)	31	(89%)

Revenue

Revenue from our oil and gas segment amounted to US$137 million for the three-month period ended March 31, 2022, which was 73% higher than the US$79 million for the three-month period ended March 31, 2021. This variation is mainly explained by a substantial growth in gas exports (both in volume and price), higher gas demand from industrial segment and oil exports driven by international reference price, partially offset by lower gas sales to CAMMESA.

The average sale price for gas was US$3.5/MBTU for the three-month period ended March 31, 2022, 27% higher than US$2.8/MBTU recorded in the three-month period ended March 31, 2021, mainly explained by higher export prices to Chile and the gradual convergence of the industrial/spot prices to Plan Gas.Ar. The average sale price for oil was US$69/bbl for the three-month period ended March 31, 2022, 25% higher than average sale price for the three-month period ended March 31, 2021, explained by the rise of Brent but moderated by local prices.

The following table shows our production for the oil and gas segment for the periods shown:

	For the three-month period ended
	March 31, 2022	March 31, 2021
Production
Oil (k bbl/day)	5,1	4,2
Gas (k m3/day)	8,9	6,7
Total (k boe/day)	57,5	43,8

Sales
Oil (k bbl/day)	5,2	3,2
Gas (k m3/day)	9,0	6,8
Total (k boe/day)	58,1	43,4

 Cost of Sales

The cost of sales from our oil and gas segment increased by 38%, from US$52 million for the three-month period ended March 31, 2021 to US$72 million for the three-month period ended March 31, 2022. The variation is mainly due to higher property, plant and equipment depreciation, higher royalty charges from higher prices and volume sold, increased costs related to higher gas activity (maintenance and contractors), besides higher salaries expenses above the AR$ devaluation rate.

Gross Profit

Gross profit from our oil and gas segment increased by 141%, from US$27 million in the three-month period ended March 31, 2021, to US$65 million for the three-month period ended March 31, 2022. This variation is explained by higher sale volumes and the increase in average sale prices. These effects were partially offset by increased costs, mainly depreciation, royalties and increased costs related to higher gas activity.

Additionally, the gross margin on sales increased to 47% in the three-month period ended March 31, 2022, compared to 34% for the three-month period ended March 31, 2021.

Selling Expenses

Selling expenses from our oil and gas segment increased to US$14 million for the three-month period ended March 31, 2022, compared to US$4 million for the same period in 2021 due to increased gas transportation expenses caused by higher exports.

Administrative Expenses

Administrative expenses from our oil and gas segment increased by 40%, amounting to US$14 million for the three-month period ended March 31, 2022, compared to US$10 million for the three-month period ended March 31, 2021, mainly due to higher salaries expenses above the AR$ devaluation rate.

Other Operating Income and Expenses, net

Other operating incomes and expenses, net from our oil and gas segment recorded a loss of US$8 million for the three-month period ended March 31, 2022, compared to a loss of US$12 million for the three-month period ended March 31, 2021, mainly due to a provision of wells’ plugging was recorded during the three-month periods ended March 31, 2021.

Operating Income

The operating income from our oil and gas segment increased to a US$29 million gain for the three-month period ended March 31, 2022, while no operating income was recorded for the three-month period ended March 31, 2021. The variation is mainly explained by higher sale volumes and prices partially offset by increased costs and expenses, mainly depreciation, royalties and increased costs related to higher gas activity.

Financial Results, Net

Financial results, net from our oil and gas segment amounted to US$35 million loss for the three-month period ended March 31, 2022, compared to US$52 million loss for the three-month period ended March 31, 2021, mainly due to lower financial interest expenses (US$9 million), and lower losses from changes in the fair value of financial instruments (US$9 million).

Income Tax

Our oil and gas segment recorded an income tax benefit of US$2 million for the three-month period ended March 31, 2022, compared to an income tax benefit of US$17 million for the same period in 2021, mainly due to lower losses before income tax.

Total Loss

Our oil and gas segment recorded a loss of US$4 million for the three-month period ended March 31, 2022, compared to a loss of US$35 million for the prior three-month period, both of which are entirely attributable to the owners of the Company.

Petrochemicals Segment

	Petrochemical
	March 31, 2022	March 31, 2021	Variation	%
Revenue	126	103	23	22%
Cost of sales	(116)	(82)	(34)	41%
Gross profit	10	21	(11)	(52%)

Selling expenses	(4)	(3)	(1)	33%
Administrative expenses	(1)	(1)	-	-
Operating income	5	17	(12)	(71%)

Finance costs	(1)	(1)	-	-
Other financial results	1	(1)	2	(200%)
Financial results, net	-	(2)	2	(100%)
Profit before income tax	5	15	(10)	(67%)

Income tax	-	(4)	4	(100%)
Profit of the period	5	11	(6)	(55%)

Revenue

Revenue from our petrochemicals segment amounted to US$126 million for the three-month period ended March 31, 2022, 22% higher than the US$103 million reported for the three-month period ended March 31, 2021. This variation is mainly due to a substantial improvement in the international reference prices. This effect was partially offset by lower sale volumes.

Total sold volumes during the three-month period ended March 31, 2022, experienced a 7% decrease compared to the three-month period ended March 31, 2021. This variation is explained by lower exports from reforming plant’s derived products, polystyrene and synthetic rubber and lower local sale volumes from styrene, reforming plant’s derived products and polystyrene.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Volume sold in k ton	For the three-month period ended
	March 31, 2022	March 31, 2021
Styrene & polystyrene	27	29
SBR	11	12
Others	53	57
Total	91	98

Cost of Sales

Cost of sales from our petrochemicals segment increased by 41%, to US$116 million for the three-month period ended March 31, 2022, compared to US$82 million for the three-month period ended March 31, 2021. This variation is mainly due to higher raw material costs, explained by an increase in international reference prices for all products (US$29 million).

Gross Profit

Our petrochemical segment recorded a profit of US$10 million for the three-month period ended March 31, 2022, compared to a US$21 million profit for the same period in 2021, mainly due to higher raw material costs, explained by an increase in international reference prices for all products and lower volume sales. This effect was partially offset by the increase in international reference sale prices.

The gross margin on sales reached 8% for the three-month period ended March 31, 2022, compared to 20% for the three-month period ended March 31, 2021.

Selling Expenses

Selling expenses from our petrochemicals segment did not vary significantly, amounting to US$4 million for the three-month period ended March 31, 2022, compared to US$3 million for the three-month period ended March 31, 2021.

Administrative Expenses

Administrative expenses from our petrochemicals segment did not vary, amounting to US$1 million for both three-month period ended March 31, 2022 and 2021.

Operating Income

The operating income from our petrochemicals segment decreased to US$5 million for the three-month period ended March 31, 2022, compared to US$17 million for the three-month period ended March 31, 2021. This variation is mainly due to a lower gross profit explained above.

Financial Results, Net

Our petrochemicals segment did not record financial results for the three-month period ended March 31, 2022, compared to US$2 million loss for the three-month period ended March 31, 2021. The variation is due to losses from changes in the fair value of financial instruments recorded in 2021.

Income Tax

Our petrochemicals segment did not record income tax for the three-month period ended March 31, 2022, compared to the US$4 million charge for the three-month period ended March 31, 2021 mainly as a result of the decrease in profits before tax.

Total profit

The petrochemicals segment recorded a profit of US$5 million for the three-month period ended March 31, 2022, compared to a profit of US$11 million for the three-month period ended March 31, 2021, both of which are entirely attributable to the owners of the Company.

Holding and Others Segment

	Holding and other
	March 31, 2022	March 31, 2021	Variation	%
Revenue	7	6	1	17%
Gross profit	7	6	1	17%

Administrative expenses	(8)	(5)	(3)	60%
Other operating income and expenses, net	1	(15)	16	(107%)
Share of profit from joint ventures and associates	3	15	(12)	(80%)
Impairment of financial assets	(1)	-	(1)	100%
Operating income	2	1	1	100%

Finance income	3	-	3	100%
Finance costs	(3)	-	(3)	100%
Other financial results	-	15	(15)	(100%)
Financial results, net	-	15	(15)	(100%)
Profit before income tax	2	16	(14)	(88%)

Income tax	(1)	(5)	4	(80%)
Profit of the period	1	11	(10)	(91%)

 Revenue and gross profit.

Revenue from our holding and others segment experienced no significant variations, recording US$7 million and US$6 million in the three-month periods ended on March 31, 2022 and 2021, respectively.

Therefore, gross profits from this segment did not suffer any significant variations, recording US$7 million and US$6 million for three-month periods 2022 and 2021, respectively.

Administrative Expenses

Administrative expenses from our holding and others segment increased to US$8 million for the three-month period ended March 31, 2022, compared to US$5 million for the three-month period ended March 31, 2021, mainly an increase in due salaries expenses.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our holding and others segment recorded a gain of US$1 million for the three-month period ended March 31, 2022, compared to the US$15 million loss for the three-month period ended March 31, 2021. The variation is mainly due to provisions for contingencies charges (US$14 million) recorded in 2021.

Share of profit from joint ventures and associates

The profit from joint ventures from our holding and others segment amounted to US$3 million for the three-month period ended March 31, 2022, compared to US$15 million for the three-month period ended March 31, 2021. This variation is mainly explained by lower profits from Refinor and OCP, partially offset by higher profits in CIESA.

Operating Income

Operating income from our holding and others segment did not vary significantly, amounting to US$2 million for the three-month period ended March 31, 2022, compared to US$1 million for the three-month period ended March 31, 2021

Financial Results, Net

Our holding and others segment did not record financial results for the three-month period ended March 31, 2022, compared to US$15 million gain for the three-month period ended March 31, 2021. This variation is mainly due to lower net exchange difference gains (US$15 million).

Income Tax

Our holding and others segment recorded a lower income tax charge of US$1 million for the three-month period ended March 31, 2022, compared to a tax charge of US$5 million for the three-month period ended March 31, 2021, mainly due to a decrease in the income before tax.

Total Profit

Our holding and others segment recorded a profit of US$1 million profit for the three-month period ended March 31, 2022, compared to a total profit of US$11 million for the three-month period ended March 31, 2021, both of which are entirely attributable to the owners of the Company.

Distribution of Energy Segment

The results corresponding to the distribution of energy segment for the three-month period ended March 31, 2021 have been classified as discontinued operations as a result of the sale of our controlling stake in Edenor.

The distribution of energy segment recorded a total profit of US$5 million for discontinued operations during the three-month period ended March 31, 2021, of which a US$1 million loss was attributable to the owners of the Company.